KongZhong Corporation Announces Acquisition of Shanghai Dacheng Network

Creating a Leading Chinese Multi-Platform Digital Entertainment and Gaming Company

Beijing, China, December 15, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced that it has entered into a definitive agreement to acquire Shanghai Dacheng Network Technology Co., Ltd. (Dacheng), a leading developer of three-dimensional (3D) massively multi-player online role-playing games (MMORPGs) based in Beijing and Shanghai.  Based on Dacheng’s 2010 net profit after tax (NPAT), as calculated under US GAAP, the Company would pay up to US$80.0 million, in a mix of cash and the Company’s ordinary shares, to Dacheng’s shareholders.  The transaction has been approved by the Company’s Board of Directors.  The Company expects that the transaction will close in the first quarter of 2010.

“With the strong performance of Dacheng’s newest 3D online game, Loong (www.loong3d.com), Dacheng is becoming one of China’s leading 3D online game developers,” said Jay Chang, the Chief Financial Officer of the Company. “By combining our leading mobile game business with Dacheng’s self-developed 3D game engine and game development skills, the post-acquisition Company is poised to become a leading multi-platform digital entertainment and gaming company with focus on two of the fastest growing segments in China’s game market, 3D MMORPGs and mobile games.  KongZhong’s previous experience in operating some of China's largest Internet sites will also help to support the rapid development of our combined gaming business in the coming years.”

“Dacheng was founded with the goal of becoming China’s leading 3D online game developer for both the Chinese and overseas online game markets,” said Zhen Yang, the chief executive officer and founder of Dacheng.  “We believe that the success of Loong, one of the most anticipated games in China for 2009, reflects the strength of our proprietary 3D game engine, Dazzler3D, and of our development capabilities.  By joining forces with KongZhong, we believe we will be able to more rapidly build up a robust portfolio of 3D MMORPGs and to further extend KongZhong’s leadership in the Chinese mobile game sector."

The following are some of the key terms and features of the transaction:

First Payment.  Upon the closing of the transaction, US$9.58 million in cash and 42.76 million of the Company’s ordinary shares (equivalent to 1.07 million ADS), for a combined value of US$24.12 million, will be paid to the shareholders of Dacheng.

Second Contingent Payment.  If the NPAT of Dacheng for the first six months of 2010 exceeds US$5.0 million, then a payment of US$5.45 million in cash and US$10.42 million worth of the Company’s ordinary shares will be paid to the shareholders of Dacheng.  The number of ordinary shares issued will be determined based upon the average closing price of the Company’s ADSs over a 30-day period prior to this second contingent payment.

Final Contingent Payment and Total Consideration.  The total consideration for the acquisition of Dacheng will be based on Dacheng’s NPAT for the entire 2010.  If Dacheng’s NPAT for 2010 equals to or exceeds US$6.5 million, a multiple of 8 will be applied to Dacheng’s NPAT for 2010 to arrive at the total consideration.  If Dacheng’s NPAT for 2010 is less than US$6.5 million, then a multiple of 5 will be applied to Dacheng’s NPAT for 2010 to arrive at the total consideration.  The final payment to Dachang’s shareholders will be equal to the total consideration as calculated in the foregoing manner less the first and second payments.  For shareholders of Dacheng (except as otherwise disclosed below), 50% of the final contingent payment will be made in cash and the other 50% in the Company’s ordinary shares.  As with the second contingent payment, the number of ordinary shares issued in this final contingent payment will be determined based upon the average closing price of the Company’s ADSs over a 30-day period prior to this final contingent payment.

Cap on Consideration and Share/Cash Mix.  In no event will the total consideration paid to Dacheng’s shareholders exceed US$80.0 million.  Of the total consideration, 62.42% will be made in the Company’s ordinary shares and 37.58% will be made in cash.

Related Party Transaction.  The Company’s Chief Executive Officer and Chairman of the Board of Directors, Leilei Wang, holds a minority equity interest of approximately 24.8% in Dacheng.  Mr.  Wang made his investment in Dacheng prior to his employment by the Company, and he has never held any management positions at Dacheng.   The Audit Committee of the Company’s Board of Directors, whose membership consists exclusively of independent directors, has approved this related party transaction.  Mr. Wang also recused himself from any consideration of, and voting on, the transaction by the Company’s Board of Directors.  The Audit Committee and the Board of Directors of the Company approved the transaction based on its commercial merits and considered the terms of the transaction to be at arm’s length.

Payments to Mr. Wang.  Unlike other shareholders of Dacheng, Mr. Wang will not receive any cash under this transaction and will receive only the Company’s ordinary shares.

Share Lock-Up.  The Company’s ordinary shares issued to Mr. Wang and Mr. Yang in the first payment, second contingent payment and final contingent payment will be subject to restrictions on transfers and disposition for 18 months, 12 months and 6 months, respectively, after the issuance of such shares.  The Company’s ordinary shares issued to the other shareholders of Dacheng in the first payment, second contingent payment and final contingent payment will be subject to restrictions on transfers and disposition for 6 months after the issuance of such shares.

Reorganization.  Prior to the closing of the transaction, Dacheng will engage in a reorganization whereby an offshore holding company will be established, and Dacheng will enter into certain contractual arrangements with such holding company and/or its subsidiaries.  The Company will purchase 100% of the outstanding equity interest of such holding company upon the completion of the reorganization.

Conference Call Details

The Company plans to host a conference call at 7:00am (EST) on December 17, 2009.

Speakers:
Leilei Wang, Chairman of the Board of Directors and Chief Executive Officer of KongZhong Corporation
Jay Chang, Chief Financial Officer of KongZhong Corporation
Zhen Yang, Chief Executive Officer and Founder of Shanghai Dacheng Network Technology Co., Ltd.

Hong Kong Time:	December 17, 2009, Thursday, 8:00 pm
Eastern Time:	December 17, 2009, Thursday, 7:00 am
Pacific Time:	December 17, 2009, Thursday, 4:00 am

CONFERENCE CALL ACCESS NUMBERS:

China Toll Free Number:	South China toll free / China Telecom – 10 800 130 0399
South China toll free / China Netcom – 10 800 852 1490
North China toll free / China Telecom – 10 800 152 1490
Hong Kong Toll Free Number:	+852-800-963-844
US Toll Free Number:	1.800.901.5241
US Toll Number:	1.617.786.2963
PASSCODE:	89392306
Pre Registration:	No

REPLAY ACCESS NUMBERS (FOR 4 WEEKS):

US Toll Free Number:	1-888-286-8010
US Toll Number:	1-617-801-6888
PASSCODE:	60803940

WEBCAST:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=180513&eventID=2605135

Related Document

Presentation to Investors is available at http://ir.kongzhong.com.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms, including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR) and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

About Dacheng

Originally founded in 2004, Shanghai Dacheng Network Technology Co., Ltd. is a leading developer of 3D MMORPGs with offices in both Beijing and Shanghai.  With its self-developed 3D game engine, Dazzler3D, Dacheng is able to produce and operate 3D games for the unique technical requirements of the Chinese MMORPG market.  Dacheng’s first game, World of Kung Fu (www.wokchina.com), was one of the most popular games in the Taiwan market in 2008.  Dacheng currently has over 200 employees with over 100 staff focused on research and development.

About Loong

Loong (www.loong3d.com), a martial arts themed game, is Dacheng’s flagship 3D MMORPG developed for both the Chinese and international online game markets.  Dacheng independently developed the game with its proprietary 3D game engine, Dazzler3D.  Loong was released to pre-open beta in China on October 28, 2009.  After pre-open beta, Loong was one of the most downloaded games on 17173.com and was ranked the most anticipated game in China by qq.com.  Loong currently has approximately 100,000 peak concurrent users per day.  In addition, Dacheng has signed agreements to license and operate Loong in over 40 countries.  It is expected that Loong will be released to open beta in China on December 29, 2009.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our failure to fully realize the anticipated synergies or benefits from our mergers and acquisitions; continued competitive pressures in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com